-FOR IMMEDIATE RELEASE-

ELRON ANNOUNCES THAT NETVISION CANCELLED AGREEMENT TO ACQUIRE

SHARES IN HOT COMMUNICATIONS

Tel Aviv, November 2, 2008 - Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), today announced that NetVision (TASE:NTSN), 16% held by Elron, announced on October 30, 2008 that it cancelled its agreement with Bank Leumi le Israel to acquire its shares in HOT Communications Systems Ltd. (TASE:HOT), an Israeli telecommunications and cable television company. The cancellation was due to the fact that it had not received all approvals required by law by the agreed upon closing date for the transaction.

This announcement is further to Elron’s related announcements, the last of which was dated October 5, 2008.

Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron’s group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com

Company Contact:

Rinat Remler, Vice President & CFO

Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to various risks and uncertainties, including among others the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider)

The Triangle Building, 42nd Floor, 3 Azrieli Center, Tel-Aviv 67023, Israel
Tel. 972-3-6075555, Fax. 972-3-6075556   www.elron.com